CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,935,000	$163.77

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $225,503.93 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $163.77 offset against the registration fee due for this offering and of which $225,340.16 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 137 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 70-A-I dated March 2, 2009	Registration Statement No. 333-155535 Dated March 17, 2009 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,935,000 Buffered Return Enhanced Notes Linked to Gold due March 25, 2010

General

  The notes are designed for investors who seek a return of 1.50 times the appreciation of the price of Gold up to a maximum total return on the notes of 18.25% at maturity. Investors should be willing to forgo interest and dividend payments and, if the price of the Commodity declines by more than 15%, be willing to lose up to 85% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 25, 2010†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on March 17, 2009 and are expected to settle on or about March 20, 2009.

Key Terms

Commodity:	Gold (Bloomberg Ticker: “GOLDLNPM”) (the “Commodity”)
Upside Leverage Factor:	1.50
Payment at Maturity:

If the Commodity Closing Level is greater than the Strike Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Commodity Return multiplied by 1.50, subject to a Maximum Total Return on the notes of 18.25% at maturity. For example, if the Commodity Return is equal to or greater than 12.167%, you will receive the Maximum Total Return on the notes of 18.25%, which entitles you to a maximum payment at maturity of $1,182.50 for every $1,000 principal amount note that you hold. Accordingly, if the Commodity Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 × (Commodity Return × 1.50)]

Your principal is protected against up to a 15% decline of the price of the Commodity at maturity. If the Commodity Closing Level declines from the Strike Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Commodity Closing Level declines from the Strike Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the price of the Commodity declines beyond 15% and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Commodity Return + 15%)]
If the Commodity Closing Level declines from the Strike Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.
Buffer Amount:	15%, which results in a minimum payment of $150 per $1,000 principal amount note.
Commodity Return:	Commodity Closing Level – Strike Level Strike Level
Strike Level:

Set equal to 917.25, as determined on the pricing date in the sole discretion of the calculation agent. The Strike Level is not the Gold Price on the pricing date. Although the calculation agent has made all determinations and taken all action in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

Commodity Closing Level:	The Gold Price on the Observation Date.
Gold Price:

On any trading day, the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to affect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol “GOLDLNPM”, on such trading day.

Observation Date:	March 22, 2010†
Maturity Date:	March 25, 2010†
CUSIP:	48123LM68
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 70-A-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 70-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 70-A-I or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$6	$994

Total	$2,935,000	$17,610	$2,917,390

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $6.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-39 of the accompanying product supplement no. 70-A-1.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $6.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

March 17, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 70-A-I dated March 2, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated March 16, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 70-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 70-A-I dated March 2, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209000931/e34707_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Commodity Return by 1.50, up to the Maximum Total Return on the notes of 18.25% (or a maximum payment at maturity of $1,182.50 for every $1,000 principal amount note). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Commodity Closing Level, as compared to the Strike Level, of up to 15%. If the Commodity Closing Level declines by more than 15%, for every 1% decline of the price of the Commodity beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.
  EXPOSURE TO THE PRICE OF GOLD — The Commodity Return reflects the performance of Gold, expressed as a percentage, from the Strike Level to the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol “GOLDLNPM” on the Observation Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 70-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 70-A-I. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions”. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as “contingent payment debt instruments,” as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 70-A-I.
  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to Gold	PS-1

regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Subject to certain assumptions and representations received from us, the discussion in this section entitled “Capital Gains Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 70-A-I dated March 2, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the price of the Commodity and will depend on whether, and the extent to which, the Commodity Return is positive or negative. Your investment will be exposed to any decline in the Commodity Closing Level, as compared to the Strike Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Commodity Closing Level is greater than the Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 18.25% of the principal amount, regardless of the appreciation of the price of the Commodity, which may be significant.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO OWNERSHIP OF THE COMMODITY OR OTHER COMMODITY RELATED CONTRACTS — As a holder of the notes, you will not receive the return you would receive if you had actually purchased the Commodity or exchange-traded or over-the-counter instruments based on the Commodity. You will not have any rights that holders of such assets or instruments would have.
  THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO GOLD — The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors. For additional information about the Commodity, see the information set forth under “The Basket Commodities” in the accompanying product supplement no. 70-A-I.
  THE GOLD PRICE IS DETERMINED BY THE LBMA, AND THERE ARE CERTAIN RISKS RELATING TO THE GOLD PRICE BEING DETERMINED BY THE LBMA — Your notes are linked to the performance of Gold. The closing price of Gold will be determined by reference to fixing prices reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to Gold	PS-2

  declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon Gold fixing level in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon Gold fixing level. For additional information about the Commodity, see the information set forth under “The Basket Commodities” in the accompanying product supplement no. 70-A-I.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Strike Level is a Commodity level determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent has made all determinations and has taken all action in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the fixing level of the Commodity on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of Gold;
    supply and demand trends for Gold;
    the time to maturity of the notes;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the Commodity or commodities markets generally; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to Gold	PS-3

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Commodity?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Level of 950 and reflect the Upside Leverage Factor of 1.50 and the Maximum Total Return on the notes of 18.25%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Commodity Closing Level	Commodity Return	Total Return

1425.00	50.000%	18.25%
1330.00	40.000%	18.25%
1235.00	30.000%	18.25%
1140.00	20.000%	18.25%
1065.59	12.167%	18.25%
1045.00	10.000%	15.00%
997.50	5.000%	7.50%
973.75	2.500%	3.75%
959.50	1.000%	1.50%
950.00	0.000%	0.00%
902.50	-5.000%	0.00%
855.00	-10.000%	0.00%
807.50	-15.000%	0.00%
760.00	-20.000%	-5.00%
665.00	-30.000%	-15.00%
570.00	-40.000%	-25.00%
475.00	-50.000%	-35.00%
380.00	-60.000%	-45.00%
285.00	-70.000%	-55.00%
190.00	-80.000%	-65.00%
95.00	-90.000%	-75.00%
0.00	-100.000%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Commodity increases from the Strike Level of 950 to a Commodity Closing Level of 1045. Because the Commodity Closing Level of 1045 is greater than the Strike Level of 950 and the Commodity Return of 15% multiplied by 1.50 does not exceed the Maximum Total Return of 18.25%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (10% × 1.50)] = $1,150

Example 2: The price of the Commodity decreases from the Strike Level of 950 to a Commodity Closing Level of 855. Because the Commodity Closing Level of 855 is less than the Strike Level of 950 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The price of the Commodity increases from the Strike Level of 950 to a Commodity Closing Level of 1140. Because the Commodity Closing Level of 1140 is greater than the Strike Level of 950 and the Commodity Return of 20% multiplied by 1.50 exceeds the Maximum Total Return of 18.25%, the investor receives a payment at maturity of $1,182.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The price of the Commodity decreases from the Strike Level of 950 to a Commodity Closing Level of 760. Because the Commodity Closing Level of 760 is less than the Strike Level of 950 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $950 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-20% + 15%)] = $950

Example 5: The price of the Commodity decreases from the Strike Level of 950 to a Commodity Closing Level of 0. Because the Commodity Closing Level of 0 is less than the Strike Level of 950 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 15%, calculated as follows:

$1,000 + [$1,000 × (-100% + 15%)] = $150

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to Gold	PS-4

Historical Information

The following graph sets forth the historical performance of Gold based on the weekly Gold Price from January 2, 2004 through March 13, 2009. The Gold Price on March 17, 2009 was 915.50. We obtained the Gold Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical fixing levels of the Commodity should not be taken as an indication of future performance, and no assurance can be given as to the Gold Price on the Observation Date. We cannot give you assurance that the performance of the price of the Commodity will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to Gold	PS-5